Exhibit 1
SUMMARY OF CERTAIN INFORMATION FOR HOLDERS OF STOCK OPTIONS OF
GEMPLUS INTERNATIONAL S.A. (“GISA”) AND GEMPLUS S.A. (“GEMPLUS S.A.”)
AND HOLDERS OF SHARES OF GEMPLUS S.A.
April 12, 2006

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Axalto Holding N.V. (“Axalto”) or an offer to sell or exchange or the solicitation of an offer to buy or exchange any securities of GISA, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.
Any solicitation of offers to buy any GISA shares (including GISA shares represented by GISA American Depositary Shares) in the United States in the transaction described herein would only be made pursuant to a prospectus/offer to exchange and related offer materials that Axalto would expect to send to holders of GISA securities, in accordance with or pursuant to an exemption from the U.S. securities laws. Investors and security holders who are U.S. persons are strongly advised to read, when they become available, the prospectus/offer to exchange and related exchange offer materials, as well as any amendments and supplements to those documents because they will contain important information.
Investors and security holders who are U.S. persons or who are located in the United States should read any solicitation/recommendation statement of GISA on Schedule 14D-9 when and if filed by GISA with the Securities and Exchange Commission (“SEC”) because it will contain important information. The solicitation/recommendation statement and other public filings made from time to time by GISA with the SEC are available without charge from the SEC’s website at www.sec.gov. This document, if issued, will also be available for inspection and copying at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, United States. For further information about the public reference room, call the SEC at +1 800 732 0330.
Holders of GISA securities are requested to refer, if and when filed by Axalto, to the prospectus (note d’information) that would be available on the website of the AMF (www.amf-france.org ).
This summary is for information purposes only and does not constitute legal or tax advice. You should consult your legal or tax adviser regarding the potential consequences of the matters discussed below.
On December 7, 2005, we announced that GISA and Axalto had agreed to combine our companies in a merger of equals transaction in which Axalto would be renamed Gemalto N.V. (“Gemalto”). We are writing to update you on the potential consequences on your interest(s) in GISA and/or Gemplus S.A.
This summary is addressed to holders of outstanding stock options of GISA (“GISA Stock Options”) and of its French subsidiary, Gemplus S.A. (“Gemplus S.A. Stock Options”), and to shareholders of Gemplus S.A., based upon GISA’s and Gemplus S.A.’s current records. The summary does not confer any rights or benefits. If you have received the summary in error, please disregard it.
1. Background
On December 6, 2005, GISA (along with its largest shareholders, Texas Pacific Group and the entities each controlled by a separate member of the Quandt family) and Axalto signed a Combination Agreement setting forth the terms and conditions for combining the businesses of GISA and Axalto following the satisfaction of regulatory approvals and other conditions. We were pleased to report publicly that some of these approvals and other conditions have been satisfied and obtained, including the required approvals by the shareholders of GISA and the shareholders of Axalto as to matters relating to the transaction, as well as a successful expiration of the review period by US competition authorities. We are now focused on satisfying the remaining conditions and obtaining the remaining approvals, including competition approval by the European Commission, all of which could be accomplished as early as May 2006. Promptly after GISA and Axalto have obtained or satisfied the required approvals and other conditions, we would make a public announcement to this effect (the “Announcement”), and we would post a copy of the Announcement on the GISA website (www.gemplus.com).

You should also be aware that there is no guarantee that the transaction will occur in May, or at a later day. For example, if approvals and other conditions have not been satisfied by October 31, 2006, either of GISA or Axalto could elect to terminate the transaction.
2. The €0.26 per Share Distribution from GISA Reserves
     (a) If You Hold GISA Shares on the Distribution Date
As agreed by GISA and Axalto, subject to receipt or satisfaction of the approvals and other conditions in the Combination Agreement, GISA would make, as early as on the fifth business day following the Announcement (the “Distribution Date”), a distribution from its available reserves (share premium) of €0.26 per GISA share (the “Distribution”) to all GISA shareholders on the Distribution Date. This means that for each GISA share you hold on the Distribution Date, you would receive a Distribution of €0.26; and for any GISA shares you do not hold on the Distribution Date (because you either sold such shares prior to the Distribution Date or acquired such shares following the Distribution Date), you would not receive the Distribution.
     (b) If You Hold GISA Stock Options on the Distribution Date
If you hold GISA Stock Options that are vested prior to or on the Distribution Date but you choose not to exercise such GISA Stock Options (with the result that you do not become a GISA shareholder) prior to or on such date, you cannot receive the Distribution. However, under the relevant GISA stock option plan, the Distribution would trigger an adjustment to all of the GISA Stock Options outstanding on the Distribution Date. Consequently, the exercise price of GISA Stock Options outstanding on the Distribution Date and the number of GISA shares eligible to be subscribed upon exercise of such GISA Stock Options would be adjusted automatically such that the aggregate exercise price of your GISA stock options would remain constant. The formula to be applied would be the formula that is required to be applied to outstanding GISA Stock Options granted under the GISA French stock option national plans pursuant to French regulations and the plan rules. As a result of such regulations and rules, the GISA Compensation Committee resolved, and the GISA Board of Directors ratified, that the same formula should apply to outstanding GISA Stock Options under the GISA stock option master plan and all other national plans. The mechanics of the adjustment are set forth in the attached Notice to Holders of Stock Options of Gemplus International S.A. dated April 12, 2006. On the other hand, if you hold GISA Stock Options that are vested and are outstanding prior to or on the Distribution Date and you would prefer to receive the Distribution rather than have such options, then you would have to exercise such GISA Stock Options by completing and returning the stock option exercise form. Such form would have to be received by our bank service provider, HSBC, in Reims, France no later than the close of business on the third business day following the Announcement. Given potential delays in the transmission and receipt of stock option exercise forms, should you wish to pursue this course of action we would encourage you to submit your forms to HSBC as soon as possible. Neither GISA nor HSBC will be responsible should forms not be received by the relevant deadline.
     (c) If You Hold Gemplus S.A. Shares
The Distribution can be made only to holders of GISA shares on the Distribution Date. GISA cannot legally make the Distribution in respect of shares of Gemplus S.A. held on the Distribution Date. Consequently, if you are a holder of Gemplus S.A. shares and you wish to receive the Distribution, you would have to exchange your Gemplus S.A. shares for GISA shares, at the exchange ratio of fifty GISA shares for one Gemplus S.A. share that has been in place since the year 2000, no later than the end of the third business day following the Announcement. For more information, please read the attached Notice to Holders of Stock Options and Shares of Gemplus S.A. dated April 12, 2006.
     (d) If You Hold Gemplus S.A. Stock Options
If you hold Gemplus S.A. Stock Options and you choose not to exercise your options and not become, in turn, a Gemplus S.A. shareholder and, as a consequence, you are not in a position to exchange Gemplus S.A. shares for GISA shares, you cannot receive the Distribution, because GISA cannot legally make the

Distribution to you if you do not hold GISA shares on the Distribution Date. Under applicable law and the terms of the relevant Gemplus S.A. stock option plans, the Distribution cannot, and would not, trigger an adjustment to any of your Gemplus S.A. Stock Options. Consequently, if you are a holder of Gemplus S.A. Stock Options and you would like to receive the Distribution, then you would have to exercise your Gemplus S.A. Stock Options and subsequently exchange your Gemplus S.A. shares for GISA shares no later than the end of the third business day following the Announcement. For more information, please read the attached Notice to Holders of Stock Options and Shares of Gemplus S.A. dated April 12, 2006. Again, we urge you not to wait until the last minute to make relevant notifications.
3. The Public Exchange Offer of Gemalto Shares for GISA Shares
To effect the combination of GISA and Axalto, Axalto (which by this point will have been renamed “Gemalto”) would make, subject to receipt or satisfaction of the approvals and other conditions in the Combination Agreement, and following the Distribution of reserves by GISA, an exchange offer to all holders of GISA shares to exchange their GISA shares for Gemalto shares at an exchange ratio of two Gemalto shares for every twenty-five GISA shares. No fractional Gemalto shares would be issued in Gemalto’s exchange offer in connection with tenders of GISA shares in multiples not evenly divisible by twenty-five; accordingly, if you hold fewer than twenty-five GISA shares you could not tender your GISA shares for Gemalto shares.
     (a) If You Hold GISA Shares on the Distribution Date or
          If You Obtain GISA Shares before the Expiration of Gemalto’s Exchange Offer
If you hold GISA shares on the Distribution Date or if, subsequent to the Distribution Date, you obtain GISA shares by exercising GISA Stock Options or by exchanging your Gemplus S.A. shares (that you hold or that you obtain by exercising Gemplus S.A. Stock Options) for GISA shares before the expiration of Gemalto’s exchange offer (which would be open for at least twenty-five trading days) in accordance with the terms of such offer, you would be entitled to exchange your GISA shares for Gemalto shares as part of Gemalto’s exchange offer and receive new Gemalto shares at the exchange ratio of two Gemalto shares for every twenty-five GISA shares you hold.
     (b) If You Hold GISA Stock Options
If you hold GISA Stock Options following the expiration of Gemalto’s exchange offer, Axalto has agreed that after expiration of Gemalto’s exchange offer you would be entitled, when you eventually exercise your GISA Stock Options for GISA shares, to exchange your GISA shares for Gemalto shares on the basis of the same exchange ratio of two Gemalto shares for every twenty-five GISA shares you hold. You will be provided with more information about how you may do this in the future. Axalto is considering the mechanism to effect your exchange of GISA shares for Gemalto shares. There may be conditions or restrictions placed upon your ability to exchange your GISA shares in order to comply with applicable law.
     (c) If You Hold Gemplus S.A. Shares
As noted above, if at the time of or following the Distribution Date you obtain GISA shares by exchanging your Gemplus S.A. shares (that you hold or that you obtain by exercising Gemplus S.A. Stock Options) for GISA shares before the expiration of Gemalto’s exchange offer, you may exchange your GISA shares for Gemalto shares as part of Gemalto’s exchange offer and receive new Gemalto shares at the exchange ratio of two Gemalto shares for every twenty-five GISA shares you hold. If you were to choose not to exchange your Gemplus S.A. shares for GISA shares prior to the termination of Gemalto’s exchange offer, you would not be able to participate in Gemalto’s exchange offer or obtain Gemalto shares as part of such offer and may not have the right to exchange for Gemalto shares at a later time.
     (d) If You Hold Gemplus S.A. Stock Options
If you hold Gemplus S.A. Stock Options following the expiration of Gemalto’s exchange offer, Axalto has agreed that you would be entitled, when you eventually exercise your Gemplus S.A. Stock Options (which would remain valid pursuant to the terms of the relevant Gemplus Stock Option plan) and exchange the resulting Gemplus S.A. shares for GISA shares, to exchange your GISA shares for Gemalto shares on the basis of the same exchange ratio of two Gemalto shares for every twenty-five GISA shares. Axalto is considering the mechanism to effect your exchange of GISA shares for Gemalto shares. There may be conditions or restrictions placed upon your ability to exchange your GISA shares in order to comply with applicable law.
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4. You Are Welcome to Ask Questions and to Request Additional Information
Please feel welcome to present any questions and requests for additional information that you might have, preferably in writing, to either of the following:

Jean-Pierre Mistral Gemplus International S.A. telephone: +41 22 544 5021 email: jean-pierre.mistral@gemplus.com	Stéphanie Ouadjed Gemplus International S.A. telephone: +352 26 005 227 email: stephanie.ouadjed@gemplus.com
Attachments:
     Notice to Holders of Stock Options of Gemplus International S.A. dated April 12, 2006
     Notice to Holders of Stock Options and Shares of Gemplus S.A. dated April 12, 2006

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